SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
Dated: November 7, 2008
Commission File No. 001-33311
NAVIOS MARITIME HOLDINGS INC.
85 Akti Miaouli Street, Piraeus, Greece 185 38
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):
Yes ☐     No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐     No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑

SIGNATURES
EXHIBIT INDEX
EX-99.1: TWENTY-FIRST SUPPLEMENTAL INDENTURE
EX-99.2: FACILITY AGREEMENT

Twenty-First Supplemental Indenture; Facility Agreement
     Dated as of November 10, 2008, Navios Maritime Holdings Inc. (“Navios Holdings”) entered into a Twenty-First Supplemental Indenture in order to add Quena Shipmanagement Inc., Astra Maritime Corporation and Primavera Shipping Corporation, each a Marshall Islands corporation and an indirect subsidiary of Navios Holdings, as guarantors to its Indenture dated December 18, 2006 providing for the issuance of its 9 1/2% Senior Notes due 2014.
     A copy of the Twenty-First Supplemental Indenture is furnished as Exhibit 99.1 to this Report and is incorporated herein by reference.
     On November 7, 2008, Corsair Shipping Ltd., Astra Maritime Corporation, Primavera Shipping Corporation, Beaufiks Shipping Corporation and Quena Shipmanagement Inc. (collectively, the “Borrowers”), subsidiaries of Navios Holdings, entered into a $90.0 million revolving credit facility with Marfin Egnatia Bank S.A (the “Credit Facility”). The Credit Facility is available for financing or refinancing part of the acquisition cost of vessels that have been or may be purchased by the Borrowers, to finance other investments and for general corporate and working capital purposes of the Borrowers, Navios Holdings or any of the subsidiaries of Navios Holdings. Navios Holdings and certain of its subsidiaries are guarantors of the Credit Facility. To date, no amounts have been drawn under the Credit Facility. The interest rate of the Credit Facility is LIBOR plus 2.75% per annum and the Borrowers agreed to pay a one-time arrangement fee and an annual commitment fee.
     The Credit Facility contains covenants that, among other things, prevent the Borrowers from acquiring further assets, forming or acquiring subsidiaries, undertaking any business other than the ownership and operation of the vessels described in the Credit Facility or employing anyone other than the shipmanagers described in the Credit Facility as commercial and technical managers of any vessel. The Credit Facility requires compliance with various covenants, including those covenants contained in the senior notes indenture of Navios Holdings, as well as compliance with specified security value maintenance. The Credit Facility identifies certain events that will constitute an event of default, including, (i) the non-compliance with certain covenants, (ii) if there is a default, in certain circumstances, under the Navios Holdings senior notes indenture, or other indebtedness, (iii) a “change of control” shall occur, as defined in the senior notes indenture or (iv) if Angeliki Frangou, Navios Holdings’ Chairman and Chief Executive Officer, beneficially owns less than 20% of the issued and outstanding common stock of Navios Holdings.
     A copy of the Credit Facility is furnished as Exhibit 99.2 to this Report and is incorporated herein by reference.
     This information contained in this Report is hereby incorporated by reference into the Navios Registration Statements on Form F-3, File Nos. 333-136936, 333-129382 and 333-141872 and on Form S-8, File No. 333-147186.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME HOLDINGS INC.
By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer Date: December 10, 2008

EXHIBIT INDEX

Exhibit No.	Exhibit
99.1	Twenty-First Supplemental Indenture dated as of November 10, 2008.

99.2	Facility Agreement dated as of November 7, 2008.